Exhibit 5.1

MEITAR

MEITAR | LAW OFFICES

16 Abba Hillel Silver Road, Ramat Gan, 5250608, Israel
Tel. + 972 3 6103100 Fax. + 972 3 6103111 www.meitar.com

July 27, 2023

Steakholder Foods Ltd.
5 David Fikes St.
Rehovot, 7632805
Israel

Re: Steakholder Foods Ltd.

Ladies and Gentlemen:

We have acted as Israeli counsel for Steakholder Foods Ltd., a company organized under the laws of the State of Israel (the “Company”), in connection with the issuance and sale in a registered direct offering (the “Offering”) of 1,095,000 American Depositary Shares (“ADSs”), each representing ten (10) ordinary shares of no par value (“Ordinary Shares”) at an offering price of $1.00, pre-funded warrants to purchase up to 4,905,000 ADSs (the “Pre-Funded Warrants”) at an offering price of $0.9999, and unregistered redeemable warrants to purchase up to 6,000,000 ADSs at an offering price of $1.10 per ADS (the “Common Warrants”, and together with the Pre-Funded Warrants, the “Warrants”) pursuant to a certain securities purchase agreement by and between the Company and the purchaser set forth therein, dated July 25, 2023 (the “Agreement”).

The Offering is being effected pursuant to the registration statement on Form F-3 (File No. 333-264110) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”) on April 4, 2022, including the prospectus contained therein, as supplemented by a prospectus supplement to be filed by Company with the SEC.

This opinion letter is rendered pursuant to Items 601(b)(5) and (b)(23) of Regulation S-K promulgated under the Securities Act.

In connection herewith, we have examined the originals, or photocopies or copies, certified or otherwise identified to our satisfaction, of: (i) the Registration Statement; (ii) the Prospectus; (iii) the Agreement; (iv) the articles of association of the Company, as currently in effect; (v) resolutions of the board of directors (the “Board”) of the Company which have heretofore been approved and relate to the Registration Statement, the Prospectus and other actions to be taken in connection with the Offering; and (vi) such other corporate records, agreements, documents and other instruments, and such certificates or comparable documents of public officials and of officers of the Company as we have deemed relevant and necessary as a basis for the opinions hereafter set forth. We have also made inquiries of such officers as we have deemed relevant and necessary as a basis for the opinions hereafter set forth.

In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, confirmed as photostatic copies and the authenticity of the originals of such latter documents. As to all questions of fact material to these opinions that have not been independently established, we have relied upon certificates or comparable documents of officers and representatives of the Company.

We are admitted to practice law in the State of Israel and the opinion expressed herein is expressly limited to the laws of the State of Israel.

Based upon and subject to the foregoing, we are of the opinion that (i) upon payment to the Company of the consideration per ADS in such amount and form as has been determined by the Board (or its committee), the Ordinary Shares underlying the ADSs, when issued and sold in the Offering as described in the Registration Statement and Prospectus, will be duly authorized, validly issued, fully paid and non-assessable, and (ii) the Ordinary Shares underlying the Warrants have been duly authorized, and when any Warrant is exercised pursuant to the terms thereof, the Ordinary Shares underlying the ADSs issuable at that time by the Company will be validly issued, fully paid and non-assessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement (as an exhibit to a Report of Foreign Private Issuer on Form 6-K that is incorporated by reference in the Registration Statement) and to the reference to our firm appearing under the caption “Legal Matters” in the prospectus forming part of the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act, the rules and regulations of the SEC promulgated thereunder or Item 509 of the SEC’s Regulation S-K under the Securities Act.

This opinion letter is rendered as of the date hereof and we disclaim any obligation to advise you of facts, circumstances, events or developments that may be brought to our attention after the date of the Prospectus that may alter, affect or modify the opinions expressed herein.

Very truly yours,

/s/ Meitar | Law Offices

Meitar | Law Offices